Filed Pursuant to Rule 433

Registration Statement No. 333-169954

Pricing Term Sheet

April 3, 2013

AVERY DENNISON CORPORATION

$250,000,000 3.35% Senior Notes due 2023

Issuer:	Avery Dennison Corporation

Title of Securities:	3.35% Senior Notes due 2023

Legal Format:	SEC-registered

Trade Date	April 3, 2013

Settlement Date:	April 8, 2013

Principal Amount:	$250,000,000

Maturity:	April 15, 2023

Coupon (Interest Rate):	3.35%

Issue Price (Price to Public):	99.898% of principal amount

Benchmark Treasury:	2.00% Notes due 02/15/2023

Spread to Benchmark Treasury:	155 bps

Benchmark Treasury Price and Yield:	101-22 / 1.812%

Yield to Maturity:	3.362%

Optional Redemption

The notes will be redeemable in whole or in part, at the Issuer’s option, at any time or from time to time at a redemption price equal to the greater of (a) 100% of the principal amount of the notes to be redeemed and (b) the sum of the present values of the Remaining Scheduled Payments (as defined in the Preliminary Prospectus Supplement) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement), plus 25 basis points, plus accrued and unpaid interest thereon to, but not including, the date of redemption; provided, however, that if the Issuer redeems any notes on or after January 15, 2023 (the date falling three months prior to the maturity date of the notes), the redemption price for the notes will be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2013

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC RBS Securities Inc. Wells Fargo Securities, Inc.

Co-Managers:	HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
CUSIP:	053611 AG4

ISIN:	US053611AG44

Ratings*:	Baa2 (Moody’s) / BBB (S&P)

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The offer and sale of the notes to which this final term sheet relates have been registered by Avery Dennison Corporation by means of a registration statement on Form S-3 (SEC File No. 333-169954).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or J.P. Morgan toll-free at (866) 846-2874.